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                            PRICE ENTERPRISES, INC.
                               4649 MORENA BLVD.
                              SAN DIEGO, CA 92117

                                                              September 17, 1998

Dear Stockholder:

    On behalf of the Board of Directors Price Enterprises, Inc. (the "Company"), I am pleased to inform you that the Company has commenced a tender offer (the "Offer") to purchase up to 10,000,000 shares (constituting approximately 42.1% of the shares presently outstanding) of its common stock at $5.50 per share (the "Purchase Price"), net to the seller in cash, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal.

    In arriving at its decision, the Board of Directors gave careful consideration to a number of factors described in the enclosed Offer to Purchase, which is an exhibit to the Company's Tender Offer Statement on
Schedule 13E-4 being filed today with the Securities and Exchange Commission. The enclosed Offer to Purchase describes the Board of Directors' decision and contains other important information relating to such decision.

    The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including the recent trading prices of its shares, make this an excellent time to repurchase a significant portion of the outstanding shares of the Company's common stock. In the view of the Board of Directors, the Offer represents an attractive transaction for the Company that should benefit the Company and its remaining stockholders over the long term. In particular, the Board of Directors believes that the repurchase of shares at this time is consistent with the Company's long term goal of seeking to increase stockholder value.

    The Offer provides stockholders who are considering a sale of all or a portion of their shares with the opportunity to sell their shares to the Company for $5.50 per share, and, subject to the terms and conditions of the Offer, to sell those shares without the usual transaction costs associated with open market sales where shares are tendered by the registered owner directly to the depositary. In addition, the Offer gives stockholders the opportunity to sell at a price greater than the market price prevailing prior to the announcement of the Offer. The Offer also allows stockholders to sell a portion of their shares while retaining a continuing equity interest in the Company.

    Stockholders should note that the Purchase Price ($5.50 per share of Company common stock outstanding (the "Shares")) represents a significant premium over the closing sale price of the Shares ($4 5/16 per Share) as reported on the Nasdaq National Market on September 15, 1998, the day prior to announcement of the Offer. The market price of the Shares following consummation of the Offer may be lower than the Purchase Price. Accordingly, any Shares not tendered pursuant to the Offer and any tendered Shares not accepted for payment by reason of proration or otherwise, may have a market price following consummation of the Offer that is lower than the Purchase Price.

    Also accompanying this letter is a Letter of Transmittal to be used for tendering your Shares. The Offer to Purchase and Letter of Transmittal set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

    On behalf of the Board of Directors, management and employees of the Company, I thank you for your continued support of our Company.

                                          Very truly yours,

                                             [/S/ JACK MCGRORY]

                                          Jack McGrory

                                          President and Chief Executive Officer